

Mail Stop 3561

December 31, 2009

Mr. Parker Booth
President and Chief Executive Officer
Organic Alliance, Inc.
401 Monterey Street, Suite 202
Salinas, California 93901

      **Re:    Organic Alliance, Inc.**
              **Item 4.01 Form 8-K**
              **Filed December 16, 2009**
              **File No. 0-53545**

Dear Mr. Booth:

      We have completed our review of your Form 8-K and have no further comments at this time.

                                 Sincerely,

                                 Ta Tanisha Meadows
                                 Staff Accountant